CRM Mutual Fund Trust

c/o BNY Mellon Investment Servicing (U.S.) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

February 18, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Staff Review of Financial Statements of
CRM Mutual Fund Trust
(File Nos. 333-123998 and 811 21749)

Ladies and Gentlemen:

This letter is to respond to comments received on January 6, 2011 from Ms. Sheila Stout of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the Staff’s review of financial statements for the fiscal year ended June 30, 2010 filed by CRM Mutual Fund Trust (the “Registrant”) with respect to each of its series (the “Funds”).

1.	Comment:	The Staff requested that the Registrant provide certain “Tandy” acknowledgments with the Registrant’s response to the Staff’s comments.

	Response:	The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

		(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

		(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

		(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Comment:	The Staff requested that the Registrant clarify the disclosure included in future filings with respect to management’s discussion of Fund performance to indicate that such disclosure relates to the entire fiscal year. The Staff also requested that, in future filings, the Registrant expand the discussion comparing the performance of each Fund versus the performance of such Fund’s benchmark, including with respect to reasons or factors contributing to such performance.

	Response:	The Registrant confirms that it will provide additional disclosure in future filings to address the Staff’s request.

3.	Comment:	The Staff requested that, in future filings, the Registrant include in the Schedule of Investments (“SOI”) for each Fund the yield at year-end for each money market fund that is held by such Fund. The Staff noted that such information is currently included in connection with the SOI’s short term holdings.

	Response:	The Registrant confirms that it will, in future filings, include in the SOI for each Fund the year-end yield for each money market fund that is held by such Fund.

4.	Comment:	The Staff requested that, in future filings, the Registrant note in the SOI for each Fund both maturity dates and interest rates with respect to each short term investment held by such Fund.

	Response:	The Registrant confirms that, in future filings, it will note in the SOI for each Fund both maturity dates and interest rates with respect to each short term investment held by such Fund, including “Short-Term Investments Held As Collateral For Loaned Securities” held by such Fund.

5.	Comment:	The Staff requested that, in future filings, the Registrant include the market value of any securities on loan in each Fund’s Statement of Assets and Liabilities.

	Response:	The Registrant notes that, although the information requested by the Staff is currently disclosed in each Fund’s SOI, the Registrant will, in future filings, include in each Fund’s Statement of Assets and Liabilities the market value of any securities on loan in a footnote to the line item “Total investments, at value”.

6.	Comment:	The Staff noted that Public Limited Companies (“PLCs”) represented 24% of CRM International Opportunity Fund total net assets as of June 30, 2010. The Staff requested that the Registrant confirm that such PLCs are equity or equity-related securities.

	Response:	The Registrant confirms that PLCs held by CRM International Opportunity Fund as of June 30, 2010 are equity or equity-related securities, and notes that PLCs are a common corporate vehicle for shares trading in other markets (e.g., the United Kingdom).

7.	Comment:	The Staff requested that the Registrant explain why the audit fees reflected in the Statement of Operations for CRM All Cap Value Fund were approximately half the amount of the audit fees reflected in the Statement of Operations for the other Funds.

	Response:	The Registrant notes that it negotiated lower audit fees for CRM All Cap Value Fund with the Funds’ independent registered public accounting firm for an initial period after the Fund commenced operations. Such lower audit fees were based on several factors including, among other things, a three year audit commitment to the auditor with respect to the Fund.

8.	Comment:	The Staff requested that the Registrant confirm that it complied with Rule 19 a-1 notice requirements with respect to the return of capital distribution for CRM All Cap Value Fund.

	Response:	The Registrant confirms that it complied with Rule 19 a-1 notice requirements with respect to the return of capital distribution for CRM All Cap Value Fund.

9.	Comment:	The Staff requested that the Registrant explain why the expense ratios reflected in the financial statements for CRM Large Cap Opportunity Fund, CRM All Cap Value Fund, CRM Global Opportunity Fund and CRM International Opportunity Fund are different from the expense ratios reflected in the fee tables included in the prospectuses for such Funds.

	Response:	The Registrant notes that the expense ratios reflected in the financial statements for CRM Large Cap Opportunity Fund, CRM All Cap Value Fund, CRM Global Opportunity Fund and CRM International Opportunity Fund are different from the expense ratios reflected in the fee tables included in the prospectuses for such Funds because the prospectus fee tables reflect acquired fund fees and expenses, as required by Form N-1A.

10.	Comment:	The Staff inquired as to whether any recapture provisions exist for fees waived by the Funds, and, if so, requested that the Registrant disclose such recapture provisions in future filings with appropriate details.

	Response:	The Registrant confirms that no recapture provisions exist for fees waived by the Funds.

11.	Comment:	The Staff requested that, in future filings, the Registrant consider revising the disclosure in Note 3 to the financial statements to clarify that “acquired fund fees and expenses” are excluded when calculating the fee waiver and reimbursement of operating expenses by the Adviser.

	Response:	The Registrant will revise such disclosure in future filings to address the Staff’s request.

12.	Comment:	The Staff requested that, in future filings, the Registrant revise the disclosure in Note 3 to the financial statements to include information regarding the term of office of trustees and officers of the Trust, including any term limits or mandatory retirement age.

	Response:	The Registrant will revise such disclosure in future filings to address the Staff’s request.

Please call the undersigned at (212) 415-0477 with any questions.

Sincerely,

/s/ Carlos A. Leal
Carlos A. Leal
Treasurer and Chief Financial Officer
CRM Mutual Fund Trust